                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                              SCHEDULE 13D/A No. 2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                            IMPAX LABORATORIES, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    45256B101
                                 --------------
                                 (CUSIP NUMBER)

                               Cornel C. Spiegler
                            Impax Laboratories, Inc.
                               3735 Castor Avenue
                             Philadelphia, PA 19124
                                  215-289-2220
                                  ------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 28, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(b), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_______________________________________________________________________________

CUSIP No.  45256B101
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           CHEMICAL COMPANY OF MALAYSIA BERHAD
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

           NOT APPLICABLE
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           MALAYSIA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       6,187,422
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       333,333
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       6,187,422
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       333,333
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,187,422 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          19.7 (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
_____________________________________________________________________________
*SEE INSTRUCTIONS BEFORE FILLING OUT

_______________________________________________________________________________

CUSIP No.  45256B101
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           OH KIM SUN
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           SC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

           NOT APPLICABLE
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           MALAYSIA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       16,679
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       6,520,755
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       16,679
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       6,520,755
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,537,434 shares of Common Stock(*)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          20.8 (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________
*Represents the sum of (i) 6,520,755 shares of Common Stock held of record by Chemical Company of Malaysia Berhad (includes 333,333 shares of Common Stock held by CCM Investments Limited), and (ii) 16,679 shares of Common Stock issuable upon exercise of an option, which is immediately exercisable.

_______________________________________________________________________________

CUSIP No.  45256B101
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON

           CCM INVESTMENTS LIMITED
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS

           WC
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]

           NOT APPLICABLE
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           MALAYSIA
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       333,333
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       333,333
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          333,333 shares of Common Stock
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.2 (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          CO
_____________________________________________________________________________

                        STATEMENT PURSUANT TO RULE 13D-1
                   OF THE GENERAL RULES AND REGULATIONS UNDER
                 THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

         This Amendment No. 2 to Schedule 13D filed on December 14, 1999, as amended by Amendment No. 1 thereto filed on November 7, 2000, relates to the common stock, $.01 par value per share (the "Common Stock"), of Impax Laboratories, Inc., a Delaware corporation (the "Issuer"). Information in the original Schedule 13D remains in effect except to the extent that it is superseded by subsequently filed information, including the information contained in this Amendment No. 2. Information given in response to each item shall be deemed incorporated by reference in all other items. Terms used and not defined herein have the meaning ascribed to them in said Schedule 13D, as amended. The purpose of this Amendment No. 2 to the previously filed Schedule 13D is to report an increase in the aggregate beneficial ownership of the Chemical Company of Malaysia Berhad resulting from the acquisition of Common Stock by its wholly-owned subsidiary, CCM Investments Limited.

         The responses to Items 2, 3, 5, 6 and 7 are hereby amended and supplemented as follows:

Item 2.       Identity and Background.

              This statement is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 hereto and incorporated herein by reference) by (i) Chemical Company of Malaysia Berhad ("CCM"), (ii) Oh Kim Sun ("OKS"), and (iii) CCM Investments Limited ("CCMIL") (sometimes collectively referred to as the "Reporting Persons").

Item 3.       Source and Amount of Funds or Other Consideration.

              On November 28, 2000, CCMIL, an affiliate of CCM entered into the Stock Purchase Agreement ("Stock Purchase Agreement"), dated as of November 28, 2000, between the Issuer and CCMIL (attached as Exhibit 2 hereto and incorporated herein by reference), to purchase, for a total purchase price of $ 1,999,998, 333,333, shares of Common Stock. CCMIL purchased such shares of Common Stock, which were acquired by CCMIL at the closing on November 28, 2000, with its working capital. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.       Purpose of Transaction.

         (a) The shares of Common Stock deemed to be beneficially owned by CCM were acquired for, and are being held for, investment purposes. CCM may dispose of or acquire securities of the Issuer, including Common Stock, depending upon the position of the market, the Issuer and other factors.

         The Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.  Interest in Securities of the Issuer.

         (a) On November 28, 2000, CCMIL purchased 333,333 shares of Common Stock. Prior to November 28, 2000, CCM owned (i) 2,872,532 shares of Common Stock; (ii) 46,700 shares of Series 1-B Preferred Stock convertible into 3,114,890 shares of Common Stock subject to certain anti-dilution provisions (the "Series 1 Conversion Shares"), and (iii) 10,000 shares of Series 2 Preferred Stock which are convertible into 200,000 shares of Common Stock (the "Series 2 Conversion Shares").

                  CCM directly and beneficially owns 19.7% of Issuer Common Stock, which percentage is calculated by dividing the total number of shares held by CCM (6,187,422) by 31,367,207, which is the sum of (i) 25,635,648 shares reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000, (ii) 2,416,669 shares purchased under the Stock Purchase Agreements, (iii) 3,114,890 Series 1 Conversion Shares, and (iv) 200,000 Series 2 Conversion Shares.

                  Oh Kim Sun directly and beneficially owns 16,679 shares of Issuer Common Stock (being an immediately exercisable stock option for such amount). Because of Oh Kim Sun's ownership interest, and his role as Group Executive Director, in CCM and his role as Group Executive Director, in CCMIL, Oh Kim Sun may be deemed to beneficially own the shares of Common Stock, Series 1-B Preferred Stock and Series 2 Preferred Stock owned by CCM and Common Stock owned by CCMIL.

                  As of November 30, 2000, Oh Kim Sun may be deemed to own beneficially 20.8% of Issuer Common Stock.

                  CCMIL directly and beneficially owns 1.2% of Issuer Common Stock, which percentage is calculated by dividing the total number of shares held by CCMIL (333,333) by 28,052,317 which is the sum of (i) 25,635,648 shares reported outstanding by the Issuer to the Reporting Persons as of October 25, 2000, and (ii) 2,416,669 shares purchased under the Stock Purchase Agreements.

         (b) The information required by this paragraph is reflected on Lines 7-10 of each Reporting Person's cover page, is incorporated herein by reference.

         (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

         (e)      Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         CCMIL acquired its shares of Common Stock pursuant to the Stock Purchase Agreement dated November 28, 2000, executed by CCMIL and the Issuer.

         Pursuant to the Registration Right Agreement, dated as of November 28, 2000 (the "Registration Rights Agreement") (attached as Exhibit 3 hereto and incorporated herein by reference), the Issuer has agreed to file a shelf registration and has granted to CCMIL and their permitted transferees certain registration rights with respect to the shares of Common Stock held by such stockholders.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 -     Joint Filing Agreement.

Exhibit 2 -     Stock Purchase Agreement, dated as of November 28, 2000, between
                Impax Laboratories, Inc. and CCM Investments Limited.

Exhibit 3 -     Registration Rights Agreement, dated as of November 28, 2000, among Impax Laboratories, Inc. and certain stockholders signatories thereto.

Appendix 1 -    Address, Organization and Principal Business of Each Reporting
                Person Required by Item 2.

Appendix 2 -    Information About Each Reporting Person Required by Item 2.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2001                    CHEMICAL COMPANY OF MALAYSIA BERHAD


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun, Group Executive Director


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun


                                     CCM INVESTMENTS LIMITED


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun, Group Executive Director

                                    EXHIBIT 1


                             JOINT FILING AGREEMENT


         Pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree to jointly file the Schedule 13D/A No. 2 dated February 23, 2001 and any amendments thereto with respect to the beneficial ownership by each of the undersigned of shares of common stock of Impax Laboratories, Inc. Such joint filings may be executed by one or more of us on behalf of each of the undersigned.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 23rd day of February, 2001.

                                     CHEMICAL COMPANY OF MALAYSIA BERHAD


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun, Group Executive Director


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun


                                     CCM INVESTMENTS LIMITED


                                     /s/ Oh Kim Sun
                                     ------------------------------------
                                     Oh Kim Sun, Group Executive Director

                                   APPENDIX 1


ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEM 2 AND OTHER PERSONS REQUIRED BY ITEM 5

                                       PRINCIPAL BUSINESS                 PLACE OF                 PRINCIPAL
       REPORTING PERSON                    AND OFFICE                   ORGANIZATION               OCCUPATION
-----------------------------       ----------------------          ---------------------    ----------------------
Chemical Company of Malaysia        Wisma Sime Darby                 Malaysia
Berhad                              14 Jalan Raja Laut
                                    P.O. Box 10284
                                    50708 Kuala Lumpur
                                    Malaysia

Oh Kim Sun                          Wisma Sime Darby                 Malaysia                   Chief Executive
                                    14 Jalan Raja Laut                                          Officer, CCM
                                    P.O. Box 10284
                                    50708 Kuala Lumpur
                                    Malaysia

CCM Investments Limited             Wisma Sime Darby                 Malaysia
                                    14 Jalan Raja Laut
                                    P.O. Box 10284
                                    50708 Kuala Lumpur
                                    Malaysia

                                   APPENDIX 2

INFORMATION ABOUT REPORTING PERSONS REQUIRED BY ITEM 2


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                      CHEMICAL COMPANY OF MALAYSIA BERHAD


Name:                                Tan Sri Dato' Thong Yaw Hong
Citizenship:                         Malaysia
Address:                             90 Lorong Setiabistari Satu
                                     Bukit Damansara
                                     50490 Kuala Lumpur
                                     Malaysia
Title:                               Director

Name:                                Tan Sri Dato' Dr. Khoo Kay Peng
Citizenship:                         Malaysia
Address:                             189 Jalan Ampang
                                     50450 Kuala Lumpur
                                     Malaysia
Title:                               Director

Name:                                Dato' Sadasivan s/o Nellayander Pillai
Citizenship:                         Malaysia
Address:                             252 Lorong Ma'arof
                                     Bukit Damansara
                                     Bangsar
                                     59100 Kuala Lumpur
                                     Malaysia
Title:                               Director

Name:                                Dato' David Chiu
Citizenship:                         British
Address:                             Block 11, Tower 2
                                     Unit 11-1-1 Menara Hariamas
                                     Jalan Sri Hartamas 1
                                     Sri Hartamas
                                     50480 Kuala Lumpur
                                     Malaysia
Title:                               Director

Name:                                Haji Hassan bin Jaafar
Citizenship:                         Malaysia
Address:                             5 Jalan SS20/22
                                     Damansara Utama
                                     47400 Petaling Jaya
                                     Selangor
                                     Malaysia
Title:                               Director

Name:                                Dato' Mohd Ibrahim bin Mohd Zain
Citizenship:                         Malaysia
Address:                             71 Jalan Ampang Hilir
                                     55000 Kuala Lumpur
                                     Malaysia
Title:                               Chairman

Name:                                Dato' Lim Say Chong
Citizenship:                         Malaysia
Address:                             16A Jalan Tun Ismail
                                     50480 Kuala Lumpur
                                     Malaysia
Title:                               Group Managing Director

Name:                                Oh Kim Sun
Citizenship:                         Malaysia
Address:                             18 Jalan Tun Ismail
                                     50480 Kuala Lumpur
                                     Malaysia
Title:                               Group Executive Director

Name:                                Hiu Woong Choong
Citizenship:                         Malaysia
Address:                             No 17 Jalan 17/33
                                     46400 Petaling Jaya
                                     Selangor
                                     Malaysia
Title:                               Executive Director

Name:                                Wei Chee Keong
Citizenship:                         Malaysia
Address:                             29 Jalan USJ 11/2H
                                     Subang Jaya
                                     47620 Petaling Jaya
                                     Selangor
                                     Malaysia
Title:                               Executive Director